April 26, 2019

Joseph Peterson
Chief Financial Officer
NRC GROUP HOLDINGS CORP.
952 Echo Lane, Suite 460
Houston, Texas 77024

       Re: NRC GROUP HOLDINGS CORP.
           Form S-3
           Filed April 5, 2019
           File No. 333-230738

Dear Mr. Peterson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 5, 2019

General

1. We note that there is no established public trading market for your shares of Series A
       Convertible Preferred Stock and that you do not intend to apply to list them on any national securities exchange or recognized trading system. Please revise your prospectus to disclose a fixed price at which the selling stockholders will be reselling their shares of
       Series A Convertible Preferred Stock. Please refer to Schedule A, Paragraph 16 and Item
       501(b)(3) of Regulation S-K.
Risk Factors
The charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 7
 Joseph Peterson
NRC GROUP HOLDINGS CORP.
April 26, 2019
Page 2
2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," subject to certain exceptions, such as any claim which is vested in the exclusive jurisdiction of another court. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Selling Stockholders, page 10

3. You appear to have material relationship with entities in the selling security holder table, based on your disclosure under "Material Relationships with Selling Stockholders" on page 16. Accordingly, please disclose the natural persons who have voting and dispositive power over the shares held by these entity selling security holders. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Sergio Chinos, Staff Attorney, at 202-551-7844 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any other questions.



                                                                Sincerely,
FirstName LastNameJoseph Peterson
                                                                Division of
Corporation Finance
Comapany NameNRC GROUP HOLDINGS CORP.
                                                                Office of
Manufacturing and
April 26, 2019 Page 2                                           Construction
FirstName LastName